Mail Stop 3628

                                                               March 13, 2019


    Michael Blackham
    Treasurer
    WFN Credit Company, LLC
    3075 Loyalty Circle
    Columbus, Ohio 43219

            Re:    WFN Credit Company, LLC
                   World Financial Network Credit Card Master Trust World Financial Network Credit Card Master Note Trust Registration Statement on Form SF-3
                   Filed March 11, 2019
                   File Nos. 333-230197, 333-230197-01 and 333-230197-02

    Dear Mr. Blackham:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Michelle Stasny at (202) 551-3674 with any questions.


                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance